SO 2/3/04

VF 1-30-04

04001646

) STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED JAN 20 2004 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8-5255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UNITED EQUITIES COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 Broadway

(No. and Street)

PROCESSED FEB 04 2004 THOMSON FINANCIAL

New York (City) New York (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Phil Katz (212) 349-2875

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacob Edelstein CPA

(Name — *if individual, state last, first, middle name*)

21 East 40th Street (Address) New York (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Phil Katz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Equities Company, LLC, as of September 30, 192003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Member

Title

Notary Public

SUSAN S. GOLDBERG
Notary Public, State of New York
No. 01GO6067664
Qualified in Kings County
Commission Expires December 10, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT
21 EAST 40TH STREET
NEW YORK, NY 10016
(212) 779-8923

United Equities Company
160 Broadway
New York, New York 10038

ACCOUNTANT'S REPORT

Gentlemen:

I have examined the Schedules and Statements of the Financial Reports as of September 30, 2003 of United Equities Company. My examination was made in accordance with generally accepted auditing standards and, accordingly, included a review of the system of internal control and the procedures for safeguarding securities and such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances, including the audit procedures prescribed by the Securities and Exchange Commission.

In my opinion, the Schedules and Statements present fairly the financial position of United Equities Company as of September 30, 2003 in the form required by the Securities and Exchange Commission, in conformity of that of the preceding year. My examination of the respondents' books and records revealed no material inadequacies to exist since the date of the last previous audit.

Respectfully submitted,

Jacob Edelstein

Certified Public accountant

New York, New York
November 26, 2003

UNITED EQUITIES COMPANY
BALANCE SHEET
AS AT SEPTEMBER 30, 2003

ASSETS

Current Assets		
Cash in bank - unrestricted	$	126,726
Cash in bank - restricted		2,612
Trading and Investment Accounts - Securities at Market		3,367,051
Due from brokers - dealers		1,131,794
Total current assets		4,628,183
Fixed Assets		
Fixtures and Equipment		161,330
less: Accumulated Depreciation		115,093
Total fixed assets		46,237
Other Assets		
Security Deposit		708
TOTAL ASSETS	$	4,675,128

LIABILTIES AND NET WORTH

Current Liabilities		
Accounts Payable	$	32,677
Due to Customer		53,104
Total Current liabilities		85,781
Net Worth		
Partners' Net Worth		4,589,347
TOTAL LIABILITIES AND NET WORTH	$	4,675,128

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY
STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Income	
Commissions	$ 2,545
Gain on Principal Transactions	2,876,976
Interest and Dividends	11,566
Total Income	2,891,087
Expenses	
Clerical and Employee Expenses	248,938
Guaranteed payment to Partners	193,467
Commission Expense	22,763
Communications	24,174
Occupancy Costs	66,000
Other Expenses	210,703
Total Expenses	766,045
NET INCOME	$ 2,125,042

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY
STATEMENT OF CHANGES IN PARTNER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2003

BALANCE - OCTOBER 1, 2002	$ 2,464,305
Net Income for the period	2,125,042
BALANCE - SEPTEMBER 30, 2003	$ 4,589,347

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

NONE

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Cash flows from operating activities:	
Net Income	$ 2,125,042
Adjustments to reconcile net income to to net cash provided by operating activities:	
Depreciation expense	21,300
	2,146,342
Changes in operating assets and liabilities:	
Increase in Trading and Investment Accounts	-1,943,216
Increase in Due from brokers - dealers	-209,796
Increase in Fixed Assets	-46,737
Increase in Accounts payable and Due to Customer	53,132
Decrease in Cash	-275
Cash - beginning of year	129,613
Cash - end of year	$ 129,338

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY
COMPUTATION OF NET CAPITAL (RULE 15c3-1)
AS AT SEPTEMBER 30, 2003

ASSETS	
Cash in bank - unrestricted	$ 126,726
Cash in bank - restricted	2,612
Trading and Investment Accounts - Securities at Market	3,367,051
Due from brokers - dealers	1,131,794
Fixed Assets - net	46,237
Other Assets	708
TOTAL ASSETS	4,675,128
LIABILITIES	
Accounts Payable and Due to Customer	85,781
CAPITAL	
Partners' Net Worth	4,589,347
Less: Fixed and Other Non-Allowable Assets	82,540
Net Capital before Haircuts	4,506,807
Less: Haircuts	657,.007
Adjusted Net Capital	$3,849,800

Ratio of Liabilities to Net Capital .0223 to 1

Reconciliation of Adjusted Net Capital

Per Form X-17-A-5 $3,849,800

There are no material differences.

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY

FOR THE YEAR ENDED SEPTEMBER 30, 2003

Computation for determination of the reserve requirements an Information relating to possession or control requirements (Rule 15c3-3)

Due to Customer	**$ 53,104**
Reserve requirement @ 105%	**55,759**
Reserve requirement per Form X-17-a-5 (amended)	**55,759**
Difference	**-0-**

A customers bond plus interest was tendered on September 30, 2003, the balance sheet date. United Equities Company was notified of this transaction on its Daily Activity Sheet dated September 30, 2003, only on the following day. They immediately forwarded the amount Due to Customer on October 1, 2003.

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY

FOR THE YEAR ENDED SEPTEMBER 30, 2003

ANNUAL AUDIT REPORT

My review of the system of internal control, procedures for safeguarding securities and accounting system of your company, indicates that no material inadequacies exist therein.

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT